UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 12)1

Comscore, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

20564W204
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W204

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 415,366 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 415,366 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,366 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 8.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV
* Reflects a reverse stock split of the Common Stock of the Issuer at a ratio of 1-for-20.

CUSIP No. 20564W204

1	NAME OF REPORTING PERSONS: Matthew F. McLaughlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000 shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,000 shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 2.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* Reflects a reverse stock split of the Common Stock of the Issuer at a ratio of 1-for-20.

CUSIP No. 20564W204

1	NAME OF REPORTING PERSONS: Kevin M. Rendino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,125 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,125 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,125 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* Reflects a reverse stock split of the Common Stock of the Issuer at a ratio of 1-for-20.

CUSIP No. 20564W204

The following constitutes Amendment No. 12 to the Schedule 13D filed by the undersigned ("Amendment No. 12"). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On March 26, 2024, 180 Degree Capital issued a press release (the “Press Release”), which noted that 180 Degree Capital is gratified that the board of directors of the Issuer (the "Board") has determined to nominate and support the election of Matthew F. McLaughlin for election to the Board at the 2024 annual meeting of stockholders (the "Annual Meeting"). 180 Degree Capital is hopeful that the Board will also support declassifying itself and put such proposal up for shareholder ratification at the Annual Meeting. 180 Degree Capital also noted that it currently plans to pursue a competitive proxy contest only if the Board of the Issuer changes its intent filed on Form 8-K with the Securities and Exchange Commission on March 25, 2024. The full text of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1 – Press Release, dated March 26, 2024.

SIGNATURE

After reasonable inquiry and to the best of each signatories knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2024

180 DEGREE CAPITAL CORP.

By:     /s/ Daniel B. Wolfe
Name:     Daniel B. Wolfe
Title:     President

MATTHEW F. MCLAUGHLIN

By:    /s/ Matthew F. McLaughlin
Name:    Matthew F. McLaughlin

KEVIN M. RENDINO

By:    /s/ Kevin M. Rendino
Name:    Kevin M. Rendino